

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

Via E-mail
Mr. Robert F. Martinovich
Chief Financial Officer
ONEOK Partners, L.P.
100 West Fifth Street,
Tulsa, OK 84103

  Re: ONEOK Partners, L.P.
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed February 22, 2011
    File No. 1-12202

Dear Mr. Martinovich:

  We have reviewed your response dated July 28, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements and Supplementary Data, page 59

Notes to Consolidated Financial Statements, page 67

G. Long-Term Debt, page 79

ONEOK Partners Debt Guarantee, page 80

1. We have reviewed your response to comment one in our letter dated July 21, 2011. Please note that where Note 2 to Rule 3-10(e) of Regulation S-X states that any subsidiaries of the parent company other than the subsidiary guarantor must be minor, this refers to both direct and indirect subsidiaries of the parent company. As your indirect subsidiaries contain virtually all of the assets and operations of your consolidated

company, it does not appear that you can conclude that these indirect subsidiaries are minor. Notwithstanding the fact that the subsidiary guarantor consolidates all of these indirect subsidiaries, we do not believe that you meet the criteria specified in Note 2 to Rule 3-10(e) of Regulation S-X to provide narrative disclosure in lieu of the condensed consolidating financial information required by Rule 3-10(e)(4) of Regulation S-X. Please confirm to us that you will provide this condensed consolidating financial information in future filings, including your Forms 10-Q.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief